February 8, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the additional comments raised in your letter dated January 25, 2006 based on our letter to you dated January 11, 2006. Below is each of your comments and Sovereign’s related responses.
Form 10 K for the year ended December 31, 2004
Other Assets, page 26
1.	We note your response to comment 2 of our letter dated December 22, 2005. Please tell us how you met the following criteria under chapter 4, statement 9 of ARB 43 in order to account for your precious metals inventory at fair value:
•	An inability to determine appropriate approximate costs;

•	Immediate marketability at quoted market prices; and

•	The characteristics of unit interchangeability
Sovereign Response
We have concluded that precious metals is one of the few exceptional cases where inventory could be carried at fair value. In response to your comment, we evaluated the criteria for “any other exceptions” to justify carrying inventory at market value.
Sovereign’s precious metals inventory of $431 million at December 31, 2004, is comprised of gold valued at $344.4 million and silver of $86.6 million. The form of our precious metals are in bullion form and therefore are in a totally refined state (e.g. fineness of .9995). Our inventory asset positions are carried at fair market value within other assets on our balance sheet, with changes recorded in earnings based on Accounting Research Bulletin No. 43, Chapter 4, Statement 9 which indicates the following:
“Only in exceptional cases may inventories properly be stated above cost. For example, precious metals having a fixed monetary value with no substantial cost of marketing may be stated at such monetary value; any other exceptions must be justifiable by inability to determine appropriate approximate costs, immediate marketability at quoted market price, and the characteristic of unit interchangeability.”
Both gold and silver are actively traded and their fair values are immediately determinable based on the applicable published settlement prices from the Commodities Mercantile Exchange

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

(COMEX), the gold and silver exchange markets. Additionally under these markets, bullion of gold or silver must meet established standards and as a result units of gold and silver are interchangeable.
Our precious metal inventory is consigned to customers who utilize the precious metals inventory on a daily basis in their business. Under the consignment agreements, the customers are obligated to either return the precious metals in the same form that they were delivered by Sovereign to the customer (i.e. in bullion form) or pay cash to purchase the metal at fair market value at the date of return. Accordingly, at any given point in time the best determination of cost/value is the amount of bullion that the customer must return at the end of the consignment period at the appropriate market value. Additionally, there is an active market of buying and selling bullion from or to other dealers or financial institutions.
2.	We note your response to comment 1 of our letter dated January 5, 2006. Please provide us with a sample consignment agreement that you entered into with your customers.
Sovereign Response
We have attached to this response a copy of a consignment agreement for your review.
3. Please tell us the following regarding your consignment arrangements:
•	In what physical form are the metals when you buy them, deliver them to your customers and when you receive the unused metals back from your customers;

•	Whom you buy the metals from

•	What your customer does to the metals, if anything, in order to use and sell the metals
Sovereign Response
Sovereign buys metals at market rates in bullion form in a totally refined state (e.g. fineness of .9995). Sovereign purchases the metals from a network of dealers and financial institutions that participate in the precious metals market. In connection with the consignment agreement, Sovereign delivers the metal to its customers in the same form (bullion) in which it is purchased by Sovereign. At the end of the consignment period, the customer has the option of returning the consigned inventory in the same bullion form that it was received or paying cash (i.e., buying the metal at the fair market value at the date of return).
Our customers may use the consigned precious metal in the ordinary course of their business provided that no consigned inventory may be removed from our customers’ principal office. Our customers use the metals for a variety of purposes, such as jewelry manufacturing, and also industrial uses.

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

4.	Please tell us when settlement occurs and how it relates to the payment received by Sovereign for use of the metals by the customer. For example, does the customer pay for the metals as they use them and if so, how and when is the settlement valued.
Sovereign Response
As stated in response 3, at the end of the consignment period, the customer has the option of returning the consigned inventory in the same form that it was received or paying cash (i.e., buying the metal at the fair market value on the contract expiration date). There are no “settlements”, prior to the contract expiration date other than the periodic payment of the usage fee, or unless the buyer chooses to purchase specified quantities of metal during the term of the consignment agreement by paying its fair market value.
Note 21 – Derivative Instruments and Hedging Activities, page 77
5.	We note your response to comment 3 of our letter dated January 5, 2006. Please tell us whether you have adjusted the pay and/or receive legs of your interest rate swaps which qualify for the short-cut method to factor in a brokers fee. If you have not, please specifically tell us how you have paid for the brokers fees in connection with your hedged brokered certificates of deposit under paragraph 68 of SFAS 133.
Sovereign Response
At December 31, 2004 we had $0.4 billion notional of fair value interest rate swaps that were hedging changes in fair value on non-callable term brokered certificates of deposits (CDs) where we apply the shortcut method to assess hedge effectiveness. The after-tax unrealized gain on these swaps as of December 31, 2004 was $0.2 million.
Sovereign did not receive any upfront payments or any other initial cash flows from the counterparty when the swaps hedging non-callable term brokered CDs were executed nor have we adjusted the pay and/or receive legs of our interest rate swaps to factor in broker compensation. The swaps that are hedging the non-callable term brokered certificates of deposit under the shortcut method have been obtained from parties independent of the broker and its affiliates. When assessing the hedge effectiveness of the swaps that are hedging changes in the fair value of the term brokered CDs, we considered all of the conditions in paragraph 68 of Statement No. 133 and concluded that these swaps qualified for the shortcut method of assessing hedge effectiveness.
We are aware of the recent restatements of other registrants that were related to brokered CDs, and the inappropriate use of the shortcut method because the broker was compensated directly from the swap counterparty (versus the registrant), and the value of that compensation was factored into either the pay or receive leg of the swap, thereby creating an off market swap. We do not have this fact pattern for our non-callable term brokered CDs.
Sovereign does not directly pay or receive any fees to or from brokers in connection with the non-callable term brokered CDs. The non-callable term brokered CDs are issued by Sovereign to the brokers at a discount to face who in turn issues them to the retail community at face value. The

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

discount serves as the only form of compensation “paid” to the brokers in connection with the issuance of the CDs.
6.	We note your response to comment 4 of our letter dated January 5, 2006. Please tell us whether or not you have formally documented your hedging relationship and the method for assessing your hedge’s effectiveness at the inception of your fair value hedges for which you are applying the long-haul method. Refer to paragraph 19 of SFAS 133.
Sovereign Response
Our fair value hedges that do not qualify for the shortcut method relate to derivatives hedging our callable brokered certificates of deposit (which is different from the product described in response 5 above). We concluded that these swaps did not qualify for the “shortcut” method as prescribed by FAS 133, as the hedging instrument failed to satisfy condition in para. 68. 3. of FAS 133 – that is, the formula for computing net settlements under the interest rate swap was not the same for each net settlement due to an initial cash payment that Sovereign received on these swaps from the counter party.
For each derivative hedging our callable brokered certificates of deposit, we have formally documented at inception the hedging relationship and the method for assessing hedge effectiveness. When completing this documentation we considered the guidance in paragraph 20a of SFAS 133 which states:
At inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed. There must be a reasonable basis for how the entity plans to assess the hedging instrument’s effectiveness.
7.	Please provide us with your initial documentation for your fair value hedges for which you are applying the long-haul method.
Sovereign Response
At December 31, 2004, we have 63 swap positions with a total notional value of $0.5 billion hedging fixed rate callable brokered CDs. The issuance of our callable brokered CDs and our related interest rate swaps are in all instances done contemporaneously and are always structured so that all of the critical terms match. The structure of the brokered CDs and related swaps are the same for each position. We have attached 1 complete file to enable you to see the documentation that we have for all of our positions.

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

The files are comprised of the following:
•	Attachment 7.1 — Hedge documentation and hedging strategy worksheet

•	Attachment 7.2 — Swap contract

•	Attachment 7.3 — Swap ticket

•	Attachment 7.4 — Memorandum describing method of evaluating hedge effectiveness (note this memo is placed in each swap documentation file contemporaneously with the execution of the agreement)

•	Attachment 7.5 — Supplemental Bloomberg Summary of CD Terms
We can provide additional examples to you if so requested.
You will note on our hedge documentation and hedging strategy worksheet provided as Attachment 7.1, the shortcut method is crossed out and manually changed to the EZ pass method. We want to assure you this change was made contemporaneous with the transaction as part of our internal process. When derivatives are executed, the Treasury department drafts the hedge documentation and hedging strategy worksheet. Treasury sends the worksheet to Corporate Accounting for review and verification. Corporate Accounting determines whether the derivative qualifies as a hedge under SFAS 133 and the method to be used to measure hedge effectiveness. Following the review by Corporate Accounting, any changes required to the hedge documentation are communicated to the Treasury department and made to the form by the Treasury department. For all of our callable brokered CDs, our files include our hedge documentation and hedging strategy worksheet in addition to our memorandum (Attachment 7.4) that describes our FAS 133 accounting for this product.
8.	We note your response to comment 4 of our letter dated January 5, 2006 that you have determined that the time value of money effect on the floating leg of the swaps could never cause more than an inconsequential amount of ineffectiveness. Please tell us what procedures you perform at the inception of your fair value hedges in order to determine that the adjustment to the swap terms associated with the financing element could never cause more than an inconsequential amount of ineffectiveness.
Sovereign Response
In our memorandum describing our method of evaluating hedge effectiveness, we identified the financing of this initial cash flow as a source of ineffectiveness, but concluded that due to the immateriality of this financing element adjustment added to the floating leg, that the related ineffectiveness caused by the impact of changes in market interest rates and the passage of time (a.k.a. “time value of money effect”) on this financing element would therefore also be immaterial. Therefore, as documented in our memorandum describing our method of evaluating hedge effectiveness, we concluded that we would not quantify the ineffectiveness of this element as part of our prospective quarterly evaluations. We were mindful that FAS 133 need not be applied to immaterial items. Rather, as we discuss further in our response to Question #10, we concentrated on the potential sources of ineffectiveness that could be material: counterparty credit deterioration and a loss of term matching caused by changes to either the hedged certificates of deposit or the interest rate swaps.

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

Sovereign has structured its swaps to receive an initial cash flow from the swap counterparty on the fixed leg portion of the swaps that are hedging changes in fair value on our callable brokered CDs. These initial cash flows were designed by Sovereign to equal and offset the discounts on the callable brokered CD’s. Because this initial cash flow is calculated using a different basis than the remainder of the fixed leg cash flows, the shortcut effectiveness method cannot be achieved (FAS 133, para. 68. b.). The spread on the variable rate leg of the swaps was adjusted to take into account this initial cash flow (i.e. spread on the variable rate leg was higher than the market spread that would be obtained without an initial cash flow). The fair value of the swap immediately before we received the initial cash flow from the counterparty was zero (Refer to DIG Issue 23, Definition of a Derivative – Prepaid Interest Rate Swaps).
The initial cash flow associated with these swaps at inception typically averaged $100,000. Inception to date, the aggregate of the initial cash flows received on all of the swaps within this hedging program equals approximately $9 million. The amount of ineffectiveness caused by the embedded financing of the initial cash flow would equal the change in the fair value due to changes in interest rates and the passage of time on the additional spread to the floating leg used to pay back the initial cash flow. Said differently, the hedge ineffectiveness for the entire program is roughly equivalent to the impact of changes in market interest rates on the fair value of an amortizing $9 million loan. At any point in time the “unamortized” amount of the aggregate premium averaged $6 million. Because the $6 million is immaterial to earnings, we knew qualitatively that the change in fair value due to market interest rates on $6 million—the actual hedge ineffectiveness—was even more immaterial. This fact is qualitatively documented in our initial and ongoing hedge documentation. Additionally, during the 4th quarter 2005, the actual amount of ineffectiveness was retrospectively calculated for each quarter-end. See response 10 below.
9.	Please provide us with your documentation of the ongoing assessment of hedge effectiveness for the quarters ended December 31, 2004, March 31, 2005, June 30, 2005, and September 30, 2005.
Sovereign Response
We have attached the following analyses and documentation that we use to assess hedge effectiveness each quarter:
•	Quarterly Derivatives Meeting Agenda used for meeting with various personnel in Treasury and Corporate Accounting to discuss inventory of derivative postions, new derivative positions, changes in terms of existing positions (if any), terminated derivative or hedging transactions during the quarter, considerations regarding hedge effectiveness for existing FAS 133 hedge relationships, changes in counterparty default risk, and other matters.

•	Quarterly Memorandum documenting our review of the derivatives portfolio and related hedge accounting considerations.

•	Off Balance Sheet Credit Scoring Report — This report is used to track the credit ratings of the counterparties to each derivative position and to ensure that there have not been any adverse changes in credit ratings that could impact our hedge effectiveness conclusion.

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

10.	Please provide us with your calculations used to measure ineffectiveness on your fair value hedges for which you are applying the long haul method. Tell us the amount of ineffectiveness for the quarters ended December 31, 2004, March 31, 2005, June 30, 2005, and September 30, 2005
Sovereign Response
We are applying the long haul method of assessing hedge effectiveness for the fair value hedges for our callable brokered CDs. As we have noted in response to comment 4 of your letter dated January 5, 2006 and in our response to comment 6 above, we concluded that because all of the critical terms of these fair value hedges and the brokered callable CD’s exactly matched, it was possible to easily determine at inception that the time value of money effect on the spread added to the floating leg of the swaps and the ineffectiveness caused by the initial cash flow received could never, in any interest rate scenario, cause more than an inconsequential amount of ineffectiveness. We therefore did not contemporaneously calculate the amount of ineffectiveness related to these items, and because there were no adverse changes to counterparty credit ratings or changes to critical terms of these swaps, we did not record any amount of ineffectiveness for this hedging program.
Because we didn’t qualify for the short-cut method, we knew we had to comply with Statement 133’s requirement that hedge effectiveness be assessed every quarter. Therefore, on a quarterly basis, we applied a long-haul approach that focused on those potential sources of ineffectiveness that we concluded at inception could cause more than an inconsequential amount of ineffectiveness. We reviewed the terms of each hedging relationship to ensure that there had been no change in the terms of the callable brokered CD or related interest rate swap and we reviewed the counterparties to the derivative contract for any deterioration in the counterparty’s credit risk. These qualitative assessments are included in the materials that we provided in connection with our response to comment 9.
We also acquired certain swaps that were hedging changes in fair value in connection with our acquisition of Waypoint Financial Corp. in the first quarter of 2005. With respect to the swaps acquired from Waypoint, the Company considered DIG Issue E-15 which discussed whether an acquirer in a business combination accounted for under the purchase method of accounting can continue to use the shortcut method of accounting for the hedging relationships of the acquiree that were being accounted for by the acquiree under the shortcut method of accounting at the date of the business combination. The DIG concluded that the shortcut method could not be used. Sovereign considered this guidance and determined that these swaps did not qualify for the shortcut method. Because all critical terms of these swaps match the hedged item, Sovereign concluded that they are effective hedges and meet the SFAS 133 requirements. Following the acquisition in the first quarter of 2005, Sovereign employed the long haul method and used a quantitative dollar value offset method to measure ineffectiveness for these swaps.
* * * * * * * *
Concluding Statement
The principle of FAS 133 is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value, and that an entity that elects to apply hedge accounting

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. We believe the assumption of zero ineffectiveness prospectively by using the “shortcut” method outlined in paragraph 68 can only be utilized in very limited circumstances, and that such assumption is an exception to the principles of FAS 133, versus a fundamental principle of FAS 133. Therefore establishing and maintaining some form of evaluation of ongoing effectiveness for those instruments where all of the provisions of paragraph 68 (and its interpretations) are not met is consistent with the principles of FAS 133.
We believe we have complied with the requirements of FAS 133 to formally document our hedging relationships and the method for assessing our hedge effectiveness at the inception of the hedge.
In developing our method for assessing effectiveness of our fair value hedges related to our callable brokered CD’s, we considered the guidance in paragraph 20, which indicates that “[t]here must be a reasonable basis for how the entity plans to assess the hedging instrument’s effectiveness”; paragraph 62, which states “[t]his Statement does not specify a single method for either assessing whether a hedge is expected to be highly effective or measuring hedge ineffectiveness. The appropriateness of a given method of assessing hedge effectiveness can depend on the nature of the risk being hedged and the type of hedging instrument used.”; and paragraph 65, which states that “[w]hether a hedging relationship qualifies as highly effective sometimes will be easy to assess.” Lastly, we were mindful that the provisions of FAS 133, as with most accounting standards, need not apply to immaterial items. Our hedge documentation at inception clearly states how we will evaluate ongoing ineffectiveness for those items that cause realistic sources of ineffectiveness. Our retrospective analysis confirmed what was described in our hedge documentation at inception, namely that absent a change in terms or counterparty credit risk there would be only an immaterial amount of ineffectiveness. We therefore believe that our historical effectiveness monitoring method as it relates to the callable brokered CD hedging programs is in compliance with FAS 133.
You will see in our 3rd Quarter 2005 – Derivatives Meeting Memorandum we noted that the Office of Thrift Supervision conducted a special review of our accounting for derivatives and issued a letter to the Company with respect to our method of assessing hedge effectiveness for certain fair value hedges (swaps hedging interest rate risk on fixed rate callable brokered CD’s). Additionally, the OTS has requested, through their latest safety and soundness examination, that Sovereign consider prospectively using a quantitative “long-haul” method of accounting for all interest rate swaps regardless of whether they meet the requirements of the short-cut or critical terms match methods. Based on that recommendation, we changed to using the method outlined in paragraph 120A and 120B of Statement 133 to assess hedge effectiveness for the callable brokered CD fair value hedge relationships, despite the inconsequential nature of the hedge ineffectiveness caused by the initial cash flow. Accordingly, we redesignated hedge relationships associated with our callable brokered CD program in the fourth quarter of 2005 and recorded the inconsequential amount of ineffectiveness.

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

We noted that paragraph 62 of SFAS 133 discusses changing the method to assess hedge effectiveness and states
“[i]f the entity identifies an improved method and wants to apply that method prospectively, it must discontinue the existing hedging relationship and designate the relationship anew using the improved method.”
In connection with the redesignation of the swaps, we performed a quantitative hedge effectiveness analysis of our callable brokered CD’s on a retrospective basis. That quantitative analysis supported our previous conclusion that these swaps would always be highly effective and the amount of any ineffectiveness could never be more than inconsequential. The amount of hedge ineffectiveness for the quarter ended December 31, 2004 and for each quarter end in 2005 is as follows (in ‘000s):

	3 months	3 months	3 months	3 months
	Ending	Ending	Ending	Ending
	31-Dec-04	31-Mar-05	30-Jun-05	30-Sep-05
Pre-tax Income	$174,019	$196,689	$242,604	$237,792
Hedge Ineffectiveness	287	(250)	1,147	(276)

Percentage	0.16%	-0.13%	0.47%	-0.12%

* * * * * * * *
Supplement and Clarification
As a supplement and clarification to our response to your question 3 in your letter dated January 5, 2006, we wanted to bring to your attention our use of the shortcut method for interest rate swaps hedging Trust Preferred Securities (TPS).
On February 3, 2006, our independent auditors informed us of a diversity of practice in utilizing the shortcut method in hedging junior subordinated debt issued to off-balance sheet special purpose entities that in turn issue trust preferred securities to third party investors.
By way of background, many financial institutions (FI), at the holding company level, issue TPS in order to raise “Tier I” regulatory capital. Such instruments generally have maturities of 30 years, and may or may not have a call feature after a 5 or 10 year period. A feature is added to the TPS issued by an FI to achieve Tier 1 capital treatment. This feature allows the FI to defer the payment of interest at its option in any period during which the FI is not in default of the terms of the TPS. This provision is included in the TPS to allow the FI to defer interest payments in the highly unusual circumstance when there is a safety and soundness concern and the conservation of cash is a critical necessity (thus obtaining treatment as regulatory Tier I capital).
Typically, interest can be deferred for up to five years, with the deferred amounts themselves bearing interest at a fixed rate (the “Interest Deferral”). Interest payments can begin again when the deferred balances are brought current. During the deferral period, no distributions can be

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

made to common shareholders. This acts as a disincentive to the FI and effectively keeps the FI from taking advantage of favorable interest rate changes (for example, by deferring payments when those amounts could be invested temporarily at a rate higher than the fixed rate) without penalty. We also believe that the only instance where we would ever defer interest under the Interest Deferral provision would be if we had a severe financial condition that would require us to preserve capital, and would likely be driven by our regulators (e.g. outside of our control). It is our understanding that this particular interest deferral feature has no impact on the pricing of our TPS, or, more importantly, on our swap, because the only instance in which Sovereign would elect to defer interest is in an environment where we faced a serious safety and soundness concern and such concern would already be considered in the credit spread component of the interest rate swap. Said differently, an interest rate swap entered into both with and without a mirror image Interest Deferral provision would be priced the same. Because there would be no discernable economic impact of this Interest Deferral provision had it been embedded in a swap, we have concluded that the Interest Deferral mechanism does not preclude the application of the shortcut method.
Through November 2005, we had receive fixed interest rate swaps treated as fair value hedges of junior subordinated debt that we had issued to support the issuance of trust preferred securities. Because all of the terms of the swap and the subordinated debt matched exactly, we believe that all of the criteria necessary to utilize the “shortcut” method of assessing ineffectiveness has been achieved. Therefore we documented at inception that we would not be required to evaluate periodic ineffectiveness prospectively.
We believe that our application of the shortcut method to our hedging of TPS is in accordance with the provisions of FAS 133, and are not aware of any authoritative literature that would preclude such application. We believe that the response to Illustration Debt Instrument 7 in DIG Issue E6, Hedging—General: The Shortcut Method and the Provisions That Permit the Debtor or Creditor to Require Prepayment, addresses changes to provisions of debt instruments similar to the Interest Deferral provision. DIG Issue E6 addresses changes in provisions that (a) is not probable at the time of debt issuance, (b) are unrelated to changes in benchmark interest rates or any other market variable, and (c) are related to regulatory actions, legislative actions, or other similar events are beyond the control of the debtor or creditor, and concludes that the existence of such provisions in the debt instrument but not the hedging instrument would not preclude the use of the shortcut method of evaluating ineffectiveness. Also it should be noted that none of the criteria in paragraph 68 of Statement No. 133 identify an option to defer interest as a condition that precludes short-cut method. Note paragraphs 68 (b) and (d) address options in the hedging instrument and not the hedged item related to prepayment features and not deferral of interest.
In December 2005, for interest rate risk management purposes, we terminated all of the fair value interest rate swaps hedging our junior subordinated debt. At that time, we had $11.6 million recorded as a basis adjustment on the junior subordinated debt that had been recorded over the life of the hedging relationship and offset the change in the fair value of the swap. During the period the hedge was in place, we in fact did not utilize the Interest Deferral provision of the instrument.
Our auditors believe that our practice with respect to hedging of TPS is a technical violation of the short-cut method though this topic does not seem to be addressed specifically in SFAS 133. Although this issue is not material, we believe that we had a reasonable basis for our accounting

Donald A. Walker, Jr.
Securities and Exchange Commission
February 8, 2006

position and do not believe the deferral feature was, nor could it ever be, substantive or cause any hedge ineffectiveness. As we mentioned previously, we have terminated these swaps and the interest deferral feature on the TPS was never invoked.
As stated above, we have concluded there was a reasonable basis for our accounting position that these swaps qualified for the short-cut method. Additionally we have concluded based on the facts outlined above, that the impact of any perceived technical violation would be the difference between the short-cut method result we recorded and the quantitative long-haul method result calculated as described in paragraph 120A-D of Statement 133 as amended which would be immaterial. We respectfully request that you accept our conclusion for the reasons stated above.
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States
Sincerely
Mark R. McCollom
Chief Financial Officer